UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                           TRANS GLOBAL SERVICES, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   892916-503
                                 (CUSIP Number)


                             Robert L. Blessey, Esq.
                               51 Lyon Ridge Road
                             Katonah, New York 10536
                                 (914) 232-4510

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 3, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                                               Page 1 of 7 Pages

CUSIP No.  892916-503                  SCHEDULE 13D

1.           NAME OF REPORTING PERSON
             AND I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Consolidated Technology Group Ltd.
             13-1948169

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) |_|
             (b) |X|

3            SEC USE ONLY


4            SOURCE OF FUNDS

             Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|


6            CITIZENSHIP OR PLACE OF ORGANIZATION

             New York.

NUMBER OF SHARES           7.   SOLE VOTING POWER
BENEFICIALLY OWNED              0          0%
BY EACH REPORTING
PERSON WITH                8.   SHARED VOTING POWER
                                379,994    14.2%

                           9.   SOLE DISPOSITIVE POWER
                                0          0%

                           10.  SHARED DISPOSITIVE POWER
                                379,994    14.2%

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             379,994

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                     |_|

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             14.2%

14           TYPE OF REPORTING PERSON
             CO

                                                               Page 2 of 7 Pages

CUSIP No.  892916-503                  SCHEDULE 13D

1.           NAME OF REPORTING PERSON
             AND I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             SIS Capital Corp.
             13-3299632

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) |_|
             (b) |X|

3            SEC USE ONLY


4            SOURCE OF FUNDS

             Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|


6            CITIZENSHIP OR PLACE OF ORGANIZATION

             New York.

NUMBER OF SHARES           7.   SOLE VOTING POWER
BENEFICIALLY OWNED              0          0%
BY EACH REPORTING
PERSON WITH                8.   SHARED VOTING POWER
                                379,994    14.2%

                           9.   SOLE DISPOSITIVE POWER
                                0          0%

                           10.  SHARED DISPOSITIVE POWER
                                379,994    14.2%

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             379,994

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                     |_|

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             14.2%

14           TYPE OF REPORTING PERSON
             CO
                                                               Page 3 of 7 Pages

Item 1.  Security and Issuer.

         This statement (the "Schedule"), dated May 4, 1999, relates to the reporting persons' ownership of the common stock, par value $.01 per share (the "Common Stock"), of Trans Global Services, Inc. (the "Company"), whose principal executive offices are located at 1393 Veterans Memorial Highway, Hauppauge, New York 11788.

Item 2.  Identity and Background.

         The Schedule is being filed by:

         1. (a) Consolidated Technology Group Ltd., a New York corporation ("Consolidated").

             (b) Consolidated's principal place of business and principal office is 160 Broadway, New York, New York  10038.

             (c) Consolidated is not engaged in any active business.  Its principal assets are government securities and stock and notes issued by the companies in which Consolidated formerly had a controlling interest.

             (d) During the past five years, Consolidated has not been convicted in a criminal proceeding.

             (e) During the last five years, Consolidated has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was subject to\ a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         2.  (a) SIS Capital Corp., a Delaware corporation ("SISC").

             (b) SISC's principal place of business and principal office is 160
                 Broadway, New York, New York 10038.

             (c) SISC, a wholly-owned subsidiary of Consolidated, holds
                 Consolidated's investments and its equity interests.

             (d) During the past five years, SISC has not been convicted in a criminal proceeding.

             (e) During the last five years, SISC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                               Page 4 of 7 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.  Purpose of Transaction.

         Pursuant to an agreement dated February 25, 1999, as amended, among Consolidated, SISC and the Issuer, SISC agreed to transfer 1,150,000 shares (the "Transferred Shares") of the Issuer's common stock owned by SISC to the Issuer in satisfaction of (i) Consolidated's obligations to pay the redemption price of $2,100,000 payable with respect to Consolidated's Series G 2% Cumulative Redeemable Preferred Stock owned by the Issuer, together with accrued dividends of approximately $140,000, and (ii) Consolidated's obligations to pay the Issuer $325,952 (the "Consolidated Payable") in respect of advances made by the Issuer to certain of Consolidated's subsidiaries. The agreement also gave Consolidated the right to retain the Transferred Shares if Consolidated paid the redemption price for the Series G Redeemable Preferred Stock of $2,100,000, together with such accrued dividends and the Consolidated Payable by April 30, 1999. On May 3, 1999, the Transferred Shares were transferred to Trans Global and the shares of Series G 2% Cumulative Redeemable Preferred Stock were transferred to Consolidated for cancellation.

Item 5.  Interest in Securities of the Issuer.

         (a) The following list sets forth the aggregate number and percentage of the outstanding shares of the Issuer's Common Stock owned beneficially by Consolidated and SISC as of May 3, 1999. Such number was based on 2,669,716 shares of Common Stock outstanding. The number of outstanding shares was computed by deducting the 1,150,000 shares of Common Stock transferred to the Issuer from the 3,819,716 shares of Common Stock as reported on the cover page of the Issuer's Form 10-K for the year ended December 31, 1998.

                                          Shares of         Percentage of Shares
                                         Common Stock         of Common Stock
Name                                  Beneficially Owned     Beneficially Owned
----                                  ------------------     ------------------
Consolidated Technology Group Ltd.         379,994                   14.2%
SIS Capital Corp.                          379,994                   14.2%

         (b) SISC and Consolidated may be deemed to have shared power to vote and to dispose of 379,994 shares of Common Stock, representing approximately 14.2% of the outstanding Common Stock.

         (c) Except as described in Item 4 of this Schedule, there have been no transactions in the shares of Common Stock beneficially owned by Consolidated or SISC effected subsequent to March 3, 1999.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

         (e) Not applicable.

                                                               Page 5 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as described in Item 4 of this Schedule, there have been no contracts, arrangements, understandings or relationships with respect to the Issuer's shares of Common Stock owned by SISC.

Item 7.  Material to be Filed as Exhibits.

         (a)  Exhibit 99.1 - Agreement dated February 25, 1999, by and among
                             Consolidated Technology Group Ltd., SIS Capital Corp. and Trans Global Services, Inc.(1)
-----------------

(1) Incorporated by reference from the Form 8-K dated February 26, 1999, filed by Consolidated Technology Group Ltd.

                                                               Page 6 of 7 Pages

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.

Dated:  May 5, 1999                     CONSOLIDATED TECHNOLOGY GROUP LTD.


                                     By:________________________________________
                                        Richard Young
                                        President and Chief Operating Officer


                                        SIS CAPITAL CORP.


                                     By:________________________________________
                                        Richard Young
                                        President and Chief Operating Officer


                                                               Page 7 of 7 Pages